EXHIBIT a.1.6

ImproveNet, Inc.
1286 Oddstad Drive
Redwood City, CA 94063
December 4, 2002

Dear Stockholders:

        We are offering to purchase any and all of the outstanding shares of our common stock (the "Shares") from existing stockholders for a purchase price of $0.14 per share, net to the seller in cash (the "Offer"). THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. This Offer will expire at 5:00 p.m. New York City time, on January 2, 2003, unless extended or earlier terminated.

        THIS OFFER PROVIDES THE STOCKHOLDERS WITH AN OPPORTUNITY TO SELL THEIR SHARES AT A PRICE HIGHER THAN THOSE RECENTLY AVAILABLE IN THE PUBLIC MARKET. IT IS POSSIBLE THAT AFTER THE CONCLUSION OF THIS OFFER, THERE MAY BE NO PUBLIC MARKET FOR THE SHARES.

        The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

        Prior to the date of this letter, the sales price per share for ImproveNet's common stock, as reported on November 25, 2002, on the NASD Over-The-Counter Bulletin Board, was $0.08. Any stockholder tendering shares directly to the Depositary will receive the net purchase price of $0.14 per share in cash and will not generally incur the usual transaction costs associated with open-market sales.

        The board of directors of ImproveNet has determined that a price of $0.14 per share is fair from a financial point of view to the stockholders. The board received a fairness opinion from its financial advisor, Shoreline Pacific, LLC, that the formula by which the price of $0.14 per share was determined was fair to the stockholders from a financial point of view, provided that the price was not less than $0.14 per share. The board recommends that the stockholders accept the Offer and tender their shares pursuant to the Offer.

        The Offer will expire at 5:00 p.m., New York City time, on January 2, 2003, unless extended or earlier terminated by ImproveNet, Inc. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call American Stock Transfer & Trust Company at (800) 937-5449.

Sincerely,
Ronald B. Cooper, Chairman